SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 ___________
(Amendment No. 1)*

VIASYSTEMS GROUP, INC.
(Name of Issuer)

Common Stock	92553H803
(Title of class of securities)	(CUSIP number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1

CUSIP No.	92553H803	13G	Page 2

1			NAME OF REPORTING PERSON VG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) [ ] (b) [ X ]
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	15,562,558*
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0*
PERSON WITH	8	SHARED DISPOSITIVE POWER	15,562,558*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		15,562,558*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		[ ]
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 75.5%*
12			TYPE OF REPORTING PERSON (See Instructions) OO

* SEE ITEM 4 ON THE FOLLOWING PAGES

ITEM 1.	NAME OF ISSUER AND ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

(a) – (b)   This statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to shares of common stock, par value $0.01 per share (“Common Stock”), of Viasystems Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 101 South Hanley Road, Suite 400, St. Louis, Missouri  63105.

ITEM 2.	NAME OF PERSON FILING

(a)	Name of Person Filing:

This Schedule 13G is being filed by VG Holdings, LLC (the “Reporting Person”).

(b)	Address of Principal Business Office of the Reporting Person:

c/o Viasystems Group, Inc.
101 South Hanley Road, Suite 400
St. Louis, Missouri 63105

(c)	Citizenship of the Reporting Person: Delaware

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

92553H803

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK THE APPROPRIATE BOX.

Not applicable.

ITEM 4.	OWNERSHIP

(a) – (c)                                VG Holdings, LLC (the “Reporting Person”) is the record holder of 15,562,558 shares of common stock (the “Reported Shares”) of the Issuer, representing 75.5% of the Issuer’s total common stock outstanding.  The percentage ownership of the Reporting Person is based on 20,626,755 shares of Common Stock outstanding as of October 31, 2012, as reported by the Issuer in its Form 10-Q for the period ended September 30, 2012 filed with the Securities and Exchange Commission on November 8, 2012.

Pursuant to the terms of the Limited Liability Company Agreement of VG Holdings, LLC, dated February 11, 2010 (the “LLC Agreement”), the Members (as defined below) of the Reporting Person have agreed, among other things, that all of the Reported Shares shall be voted in favor of the director nominees to be designated by the Reporting Person for election to the Issuer’s board of directors and to cause the Reporting Person to vote the Reported Shares in favor of such nominees.

Pursuant to the terms of the LLC Agreement, the Reported Shares may not be sold or otherwise disposed of prior to a specified date without the unanimous approval of the board of managers of the Reporting Person.  The board of managers consists of one manager designated by the HM Members (as defined below) and one manager designated by the GSC Members (as defined below).  Additionally, the Members have agreed that, under certain circumstances, all of the Reported Shares shall be voted in favor of certain business combination transactions involving the Issuer and to cause the Reporting Person to vote the Reported Shares in favor of such transaction.

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As a result, the Reporting Person and/or certain Members may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, and certain Members may be deemed to beneficially own Reported Shares that may be beneficially owned by other Members.  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person and/or certain Members are a group, or have agreed to act as a group. Certain Members have disclaimed beneficial ownership of any Reported Shares that may be beneficially owned by any other Member, except to the extent of its pecuniary interest therein.

The members of the Reporting Person (collectively, the “Members” and, individually, a “Member”) are (i) Hicks, Muse, Tate & Furst Equity Fund III, L.P. (“Equity Fund III”); HM3 Coinvestors, L.P.; HMTF Equity Fund IV (1999), L.P. (“Equity Fund IV”); HMTF Private Equity Fund IV (1999), L.P.; Hicks, Muse, PG-IV (1999), C.V.; HM 4-P (1999) Coinvestors, L.P.; and HM4-EQ (1999) Coinvestors, L.P. (collectively, the “HM Members”); (ii) GSC Recovery II, L.P. (“GSC Recovery II”); GSC Recovery IIA, L.P. (“GSC Recovery IIA”), GSC Partners CDO Fund, Limited; and GSC Partners CDO Fund II, Limited (collectively, the “GSC Members”); and (iii) TCW Shared Opportunities Fund III, L.P. (“TCW”).  On December 31, 2012, in preparation for its dissolution and termination and in accordance with the LLC Agreement, HM 4-SBS (1999) Coinvestors, L.P. (“SBS Coinvestors”) distributed its membership interest in the Reporting Person to 4-P Coinvestors, its remaining limited partner, who executed a joinder agreement and became a member of the Reporting Person and bound by the LLC Agreement.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The Members have the right to receive dividends on, and the proceeds from the sale of, the Reported Shares owned by the Reporting Person.  Each of Equity Fund III, Equity Fund IV and GSC Recovery II have an interest in the Common Stock equal to more than 5% of the Common Stock.  Although presently indeterminable, in the future, each of GSC Recovery IIA and TCW may have an interest in the Common Stock equal to more than 5% of the outstanding Common Stock under certain circumstances.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

 Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:           January 10, 2013

VG HOLDINGS, LLC

By:	/s/ Edward Herring
	Name:	Edward Herring
	Title:	Manager

By:	/s/ Peter Frank
	Name:	Peter Frank
	Title:	Manager

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